A Leading Manufacturer of Protective Materials for High Reliability Applications

March 31, 2023

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dale Welcome
Anne McConnell

Re:	Chase Corp
Form 10-K for the Fiscal Year Ended August 31, 2022
Filed November 10, 2022
File No. 001-09852

Dear Mr. Welcome and Ms. McConnell:

Chase Corporation (“Chase” or the “Company”) is submitting the following response to the written comment provided to Chase from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated March 2, 2023, relating to the Company’s Form 10-K for the fiscal year ended August 31, 2022. For your convenience, set forth below is the Staff’s comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended August 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

1.	You disclose here, and in your quarterly filing, that you are experiencing inflationary cost increases on raw materials. In future filings, please quantify and disclose the impact of the inflationary pressures you are experiencing on cost of products sold and gross margin and disclose and discuss actions planned or taken, if any, to mitigate inflationary pressures. In addition, in future annual and quarterly filings, please separately quantify and discuss the impact that changes in prices, changes in volumes, and acquisitions had on revenue during each period presented.

375 University Ave., Westwood, MA 02090 781-332-0700 Fax 781-332-0701 www.chasecorp.com

CHASE CORPORATION: GLOBAL OPERATIONS CENTER

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.

With respect to the first part of the Staff’s comment:

●	“In future filings, please quantify and disclose the impact of the inflationary pressures you are experiencing on cost of products sold and gross margin and discuss actions planned or taken, if any, to mitigate inflationary pressures.”

In future filings, we confirm that we will describe and quantify (to the extent quantifiable and reasonably estimable) the impact of inflationary pressures on the cost of products sold and gross margin, to the extent such conditions are material to our results of operations. For context, we believe that the inflationary pressures in the prior fiscal 2022 period were due to unprecedented global economic conditions caused by the COVID-19 pandemic and related supply chain disruptions. Our actions to mitigate the inflationary pressures and impact on profitability primarily included 1) raising prices for our customers, which were for the most part fully realized in fiscal year 2023, and 2) adopting supply chain strategies, such as exploring secondary sourcing initiatives to locate alternative suppliers for our critical raw materials. As a result of the measures we implemented, the gross margin for our organic business has now largely stabilized. Although inflationary pressures in the first quarter of fiscal 2023 were not as significant as in the prior year, we retained disclosure in our first quarter Form 10-Q as a precaution until we had confidence that the decrease was not temporary. As we are now halfway through the fiscal 2023 period, we do not anticipate inflation having a significant impact on our profitability for the year, and thus we plan to appropriately adjust comments on inflation in our next quarterly report for the second quarter of 2023, including a description of mitigation measures taken. However, in the event that inflation begins to significantly affect our margin in future periods, we will describe and quantify the impact in our filings.

With respect to the second part of the Staff’s comment:

●	“In addition, in future annual and quarterly filings, please separately quantify and discuss the impact that changes in prices, changes in volumes, and acquisitions had on revenue during each period presented.”

In future filings, we confirm that we will describe and separately quantify the impact that changes in prices, changes in volumes, and acquisitions have on revenue during each period presented. To illustrate, this is an example of how we are planning to disclose such impacts in our upcoming filings based on our revenue information for the first quarter of fiscal 2023:

Total revenue increased $27,883,000, or 37%, to $102,893,000 for the quarter ended November 30, 2022, compared to $75,010,000 in the same quarter of the prior year. Out of the $27,883,000 increase in quarterly revenue, 73% relates to inorganic revenue growth from our NuCera acquisition and the remaining increase in revenue is primarily attributed to sales price increases fully realized in fiscal 2023.

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375 University Ave., Westwood, MA 02090 781-332-0700 Fax 781-332-0701 www.chasecorp.com

CHASE CORPORATION: GLOBAL OPERATIONS CENTER

We hope this letter has addressed the Staff’s comment. We acknowledge that the Company and management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. If you or any member of the Staff has any questions regarding the response set forth herein, please contact the undersigned at 781-786-2914.

Very truly yours,

/s/ Michael J. Bourque

Michael J. Bourque

Chief Financial Officer

375 University Ave., Westwood, MA 02090 781-332-0700 Fax 781-332-0701 www.chasecorp.com

CHASE CORPORATION: GLOBAL OPERATIONS CENTER